Filed by Regal Beloit Corporation
(SEC File No. 001-07283) pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to
Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Subject Company: Regal Beloit Corporation
(SEC File No. 001-07283)

SEC File No. for Registration Statement
on Form S-4: 333-255982

The following are excerpts from a transcript of statements made by Regal Beloit Corporation (“Regal” or the “Company”) in its conference call following the release of its financial results for its second fiscal quarter of 2021:

Louis Pinkham: “…I'm excited to update you on our planned merger with Rexnord PMC. With all required regulatory approvals now obtained and efforts by our dedicated integration plan-- planning team well underway, we are on track to likely close in late third quarter or early fourth quarter of this year.”

[…]

Louis Pinkham:

“…I'd like to spend a few minutes updating you on our planned merger with Rexnord's PMC business. First, as I mentioned earlier, we now have all required regulatory approvals needed to close. One key remaining step is shareholder approval of both Regal and Rexnord, and we announced last week that our special shareholder meeting is scheduled for September 1.

In light of this information, we now expect the transaction to close some time in the second half of 2021. The precise timing will depend on the IRS letter ruling, but late in the third quarter or early in the fourth quarter seem mostly likely.

Second, our dedicated integration planning team is working diligently to ensure we hit the ground running on synergy realization when we close. And I feel very good about the team's efforts on this front and remain highly confident we'll meet or exceed our estimate for synergies.

Third, while we are not providing an update regarding the private letter ruling from the IRS that is being sought in connection with this transaction, I'll note as more fully described in the proxy statement we filed the SEC on July 21st we believe that based on recent share ownership information and assuming receipt of the IRS private letter ruling, we are still on track to be within the dividend range provided when we announced the transaction in February with a midpoint of roughly $300 million.

Lastly, with the strength of Regal's 2021 anticipated performance and the strength of the Rexnord PMC performance as communicated by Rexnord last week, we are feeling even more confident in the timing of this merger and the opportunity for shareholder value creation.

As a result, we are raising our estimated pro forma adjusted sales and EBITDA estimates for 2022. We now expect approximately $5 billion in pro forma revenue, versus $4.5 billion when we announced the transaction. And we now expect adjusted EBITDA in excess of $1 billion, up from approximately $940 million communicated in February.

In addition, while we're not raising our estimated synergies or quantifying the cross-marketing synergies we've identified, wins like the one we shared earlier with the resource recovery OEM make us more confident about the enhanced value proposition we will have post-closing.

Being able to sell customers a complete, integrated, industrial powertrain solution across a wider ow-- array of applications and end markets will meaningfully help new Regal grow above market and was a central strategic consideration for us pursuing the merger in the first place.”

CAUTIONARY STATEMENT

Certain statements made in this communication are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company’s current estimates, expectations and projections about the Company’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the Company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements may also include statements relating to the proposed acquisition of Rexnord Corporation's (“Rexnord”) Process & Motion Control business (the “PMC Business”) (the “Rexnord Transaction”), the benefits and synergies of the Rexnord Transaction, future opportunities for the Company, the PMC Business and the combined company, and any other statements regarding the Rexnord Transaction or the combined company. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements the Company makes in this report include:

Operations and Strategy

•	the continued financial and operational impacts of and uncertainties relating to the COVID-19 pandemic on customers and suppliers and the geographies in which they operate;

•	uncertainties regarding the ability to execute restructuring plans within expected costs and timing;

•	our ability to develop new products based on technological innovation, such as the Internet of Things ("IoT"), and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in certain geographic locations in which we do business;

•	fluctuations in commodity prices and raw material costs;

•	our dependence on significant customers;

•	effects on earnings of any significant impairment of goodwill or intangible assets;

•	prolonged declines or disruption in one or more markets we serve, such as heating, ventilation, air conditioning ("HVAC"), refrigeration, power generation, oil and gas, unit material handling or water heating;

•	product liability and other litigation, or claims by end users, government agencies or others that our products or our customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims;

•	our overall debt levels and our ability to repay principal and interest on our outstanding debt, including debt assumed or incurred in connection with the Rexnord Transaction;

•	our dependence on key suppliers and the potential effects of supply disruptions;

•	seasonal impact on sales of our products into HVAC systems and other residential applications;

Global Footprint

•	actions taken by our competitors and our ability to effectively compete in the increasingly competitive global electric motor and controls, power generation and power transmission industries;

•	risks associated with global manufacturing, including risks associated with public health crises;

•	economic changes in global markets where we do business, such as reduced demand for the products we sell, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that we cannot control;

Legal and Regulatory Environment

•	unanticipated costs or expenses we may incur related to litigation, including product warranty issues;

•	infringement of our intellectual property by third parties, challenges to our intellectual property and claims of infringement by us of third party technologies;

•	losses from failures, breaches, attacks or disclosures involving our information technology infrastructure and data;

Mergers, Acquisitions and Divestitures

•	the possibility that the conditions to the consummation of the Rexnord Transaction will not be satisfied, including shareholder approvals, that there will be delays in satisfying or adverse conditions related to the satisfaction of such conditions, or that the Rexnord Transaction will fail to be consummated or be delayed in being consummated for other reasons; the possibility that the IRS ruling sought in connection with the Rexnord Transaction will not be received on the terms requested, or at all, all, or that there will be delays in obtaining or adverse conditions related to the receipt of the IRS ruling;

•	changes in the extent and characteristics of the common shareholders of Rexnord and the Company and its effect pursuant to the merger agreement for the Rexnord Transaction on the number of shares of Company common stock issuable pursuant to the transaction, magnitude of the dividend payable to Company shareholders pursuant to the transaction and the extent of indebtedness to be incurred by the Company in connection with the transaction;

•	the ability to obtain the anticipated tax treatment of the Rexnord Transaction and related transactions;

•	failure to successfully integrate the PMC Business and any other future acquisitions into our business or achieve financial results, operating results, expected synergies and operating efficiencies, due to factors including the future financial and operating performance of the acquired business, loss of key executives and employees, or operating costs, customer loss and business disruption being greater than expected;

•	costs and indemnification obligations related to transactions, including the Rexnord Transaction;

•	risks associated with any litigation related to the Rexnord Transaction or other transactions;

•	unanticipated liabilities of acquired businesses, including the PMC Business;

•	operating restrictions related to the Rexnord Transaction;

•	unanticipated adverse effects or liabilities from business exits or divestitures;

General

•	changes in the method of determining London Interbank Offered Rate ("LIBOR"), or the replacement of LIBOR with an alternative reference rate;

•	cyclical downturns affecting the global market for capital goods;

•	and other risks and uncertainties including, but not limited, to those described in "Part I - Item 1A - Risk Factors" in our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on March 2, 2021 and from time to time in other filed reports.

Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this release, and the Company undertakes no obligation to update any forward-looking information contained in this release or with respect to the announcements described herein to reflect subsequent events or circumstances. Additional information regarding these and other risks and uncertainties is included in "Part I - Item 1A - Risk Factors" in our Annual Report on Form 10-K filed with the SEC on March 2, 2021 and from time to time in other filed reports, including the Company's Quarterly Reports on Form 10-Q.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of the Company, Rexnord or Land Newco, Inc. (“Land”). In connection with the Rexnord Transaction, the Company and Land filed registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the Rexnord Transaction, which have become effective. The Company’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Rexnord Transaction, which has been mailed to Company shareholders and Rexnord shareholders. Company shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about the Company, Rexnord, Land and the Rexnord Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Rexnord Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of the Company. However, Rexnord, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and the Company in connection with the Rexnord Transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on February 16, 2021 and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 16, 2021. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 18, 2021